EXHIBIT 2.2
EXECUTION VERSION
AMENDMENT 1 TO ASSET PURCHASE AGREEMENT
This AMENDMENT 1 TO ASSET PURCHASE AGREEMENT (this “Amendment”), dated as of August 4, 2025, is entered into by and between The Goodyear Tire & Rubber Company, an Ohio corporation (“Seller”), and G-3 Chickadee Purchaser, LLC, a Delaware limited liability company (“Buyer”). Each of Buyer and Seller are sometimes referred to herein individually as a “Party” and, collectively, as the “Parties”. Capitalized terms used but not otherwise defined herein have the meanings ascribed to such terms in the Purchase Agreement (as defined below).
RECITALS
WHEREAS, on May 22, 2025, Buyer and Seller entered into that certain Asset Purchase Agreement (as amended, restated, supplemented or otherwise modified from time to time in accordance with its terms, the “Purchase Agreement”), pursuant to which, among other things, (a) Seller will sell, transfer and assign to Buyer, and Buyer will purchase and acquire from Seller, all of the Seller’s right, title, and interest in, to and under the Transferred Assets and (b) Buyer will assume from the Seller all Assumed Liabilities, in each case, on the terms set forth in the Purchase Agreement;
WHEREAS, pursuant to Section 11.02 of the Purchase Agreement, the Purchase Agreement may be amended by a written agreement executed and delivered by each Party; and
WHEREAS, the Parties desire to amend the Purchase Agreement as set forth in this Amendment.
NOW, THEREFORE, in consideration of the premises and the mutual promises contained herein and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Parties hereby agree as follows:
AGREEMENTS
1.Amendments.
i.Section 7.23 of the Purchase Agreement is hereby amended in its entirety as follows:
“Section 7.23    Supply Agreement Pricing.
(a) Capitalized terms used in this Section 7.23, but not defined in this Agreement, shall have the meanings set forth in the Supply Agreement.
(b) Subject to the terms of this Section 7.23, during the period from the date of this Agreement until the Closing Date (or such earlier date on which this Agreement is terminated pursuant to Section 9.01), Purchaser and the Seller shall use their respective reasonable best efforts (unless, with respect to any action, another standard of performance is expressly provided for herein) to promptly take, or cause to be taken, all actions, and do, or cause to be done, and assist and cooperate, or cause to assist and cooperate, with the other parties and their respective Representatives in doing, all things necessary, proper or advisable to calculate the Product Price for each Product as of the Effective Date of the Supply Agreement and in accordance with the Supply Agreement. No later than seven (7) days following the date of this Agreement, Seller shall deliver to Purchaser a schedule of the initial Product Price by Product (the “Price Schedule”) based on the true and accurate Fixed Costs and Variable Costs for production per pound of such Product at the relevant Initial Facility at which such Product is manufactured attributable to the volume of such products manufactured by Goodyear during the prior month or the last month such Product was manufactured, as applicable, and provide reasonable supporting details

(including underlying data listed on Annex 7.23(b)) on its calculation of each Product Price (together with the Price Schedule, the “Pro Forma Price Calculation”). During the eighty (80) day period following delivery of the Pro Forma Price Calculation, upon Purchaser’s written request (email sufficient), Seller shall hold a workshop or workshops (in such number as Purchaser may reasonably request and at a mutually acceptable place and time) with Purchaser and its Representatives to discuss in good faith the Pro Forma Price Calculation, including the calculation of the amounts set forth on the Price Schedule.
(c) For a period from the date of delivery of the Pro Forma Price Calculation through such date that is fifteen (15) days following the conclusion of such eighty (80) day period (the period from the date of delivery of the Pro Forma Price Calculation through the expiration of such fifteen (15)-day period, the “Review Period”), Purchaser shall have the right to identify any instances in which Purchaser believes the Pro Forma Price Calculation is inconsistent with (i) the Supply Agreement, including: (x) how any proposed costs used to develop the Pro Forma Price Calculation are allocated as either Fixed Cost or Variable Cost; (y) the classification (or misclassification) of costs by category or type; or (z) the allocation of Variable Costs by volume to Products and related allocation of variances between standard and actual costs, or (ii) Section 7.23(b). During the Review Period, Seller shall, and shall cause its Affiliates and its and their respective Representatives to, promptly provide assistance to Purchaser and its Representatives reasonably necessary for Purchaser and its Representatives to review and otherwise evaluate the sufficiency, accuracy and completeness of the proposed Pro Forma Price Calculation and Seller’s development of the same, including, by way of illustration, by promptly providing and causing its Affiliates and its and their respective Representatives to promptly provide Purchaser and its Representative with access to (i) supporting information and documentation and (ii) relevant internal and external Representatives of Seller and its Affiliates, in each case, upon Purchaser’s written request (email sufficient).
(d) Seller’s Pro Forma Price Calculation shall become final and binding upon the expiration of the Review Period unless Purchaser delivers to Seller prior to the expiration of the Review Period written notice of disagreement (along with reasonable supporting information) (a “Supply Notice of Disagreement”) with respect to the Pro Forma Price Calculation and its specific objections thereto. If a timely Supply Notice of Disagreement is delivered to Seller, then the Pro Forma Price Calculation (as revised in accordance with this sentence) shall become final and binding on the earlier of (i) the date on which Purchaser and Seller resolve in writing any differences they have with respect to the matters specified in the Supply Notice of Disagreement and (ii) the date on which all such disputed matters are finally resolved in writing by the Independent Consultant pursuant to the procedures set forth in Section 7.23(e) below. The Pro Forma Price Calculation as finally determined pursuant to this Section 7.23 is hereinafter referred to as the “Final Pro Forma Price Calculation”. During the fourteen (14) day period following the delivery of a Supply Notice of Disagreement, Purchaser and Seller shall work in good faith to resolve in writing any differences that they may have with respect to the matters specified in the Supply Notice of Disagreement, with all such communications, information and documentation being governed by Rule 408 of the Federal Rule of Evidence.
(e) If the parties are unable to reach agreement on the matters specified in the Supply Notice of Disagreement within fourteen (14) days after delivery of the Supply Notice of Disagreement, the matter shall promptly (and in any event within two (2) days thereafter) be submitted to Grant Thornton LLP (the “Independent Consultant”), which shall provide its analysis of all matters contained in the Supply Notice of Disagreement that remain in dispute. The parties shall instruct the Independent Consultant to render its decision as to such disputed items and the effect of its decision on the Pro Forma Price Calculation not later than thirty-eight (38) days (or such longer period as mutually agreed in writing (email sufficient) by the parties) after the date of such submission; provided, that in no event shall the parties instruct the Independent Consultant to, and in no event will the Independent Consultant, render its decision as to such disputed items and the effect of its decision on the Pro Forma Price Calculation later than October 24, 2025 (the first to occur of such dates, the “Resolution Deadline”). Each party shall furnish to the Independent Consultant such relevant documents and information relating to the disputed items, and shall provide interviews, answer questions and otherwise cooperate with the Independent Consultant as the Independent Consultant may reasonably request in connection with its determination of such disputed items (and such documents, information and all other communications shall be simultaneously made or delivered to the other party). In the event either party shall participate in teleconferences or meetings with, or make presentations to, the Independent Consultant, the other party shall be entitled to reasonable advance notice of, and to participate in, such teleconferences, meetings or presentations. Notwithstanding anything herein to the contrary, there shall be no ex parte communications with the Independent Consultant without the other party’s prior written consent. The terms of appointment and engagement of the Independent Consultant shall be as contemplated herein and otherwise agreed upon between the parties in writing. In analyzing any such disputed item, the Independent Consultant (i) shall act in the capacity of an expert and not as an arbitrator, (ii) shall limit its review to matters specifically set forth in the Supply Notice of Disagreement as to a disputed item (other than matters thereafter resolved by mutual written agreement of the parties) and whether or not such disputed item has been determined in accordance with the Supply Agreement and Section 7.23(b), (iii) shall limit its review to what items should be included as components of the Fixed Costs and Variable Costs in accordance with the Supply Agreement and Section 7.23(b) and (iv) shall not assign a value to any disputed item greater than the greatest value for such item claimed by either party or less than the smallest value for such item claimed by either party in the Pro Forma Price Calculation or in the Supply Notice of Disagreement, as applicable. The Independent Consultant is not authorized to, and shall not, make any other determination, including any determination with respect to any matter included in the Pro Forma Price Calculation or the Supply Notice of Disagreement that was not submitted for review to the Independent Consultant. No later than the Resolution Deadline, the Independent Consultant shall prepare and deliver to the parties a report of the disputed items submitted to it pursuant to this Section 7.23(e) (the “Report”), which shall (i) be in writing, (ii) include the Independent Consultant’s calculation of the Fixed Cost and Variable Cost for each applicable Product, (iii) include the Independent Consultant’s analysis and determination of each disputed item submitted to it pursuant to this Section 7.23(e) and (iv) include a reasonably detailed report of the Independent Consultant’s reasons for its analysis and determination regarding each such disputed item. The Report (including the Independent Consultant’s final determination of the disputed items contained therein) shall be final and binding on the parties (absent fraud or manifest error) and an order may be entered in respect thereof by a court having jurisdiction over the party against which such determination is to be enforced. All fees and expenses relating to the work, if any, performed by the Independent Consultant shall be borne by Seller and Purchaser fifty-fifty.
(f) Within five (5) Business Days (but no less than two (2) Business Days) prior to the Closing Date, the Seller shall provide the Purchaser with the Price Schedule calculated pursuant to the Final Pro Forma Price Calculation based on the then current Fixed Costs and Variable Costs, and the parties shall update Schedules B-3 and B-4 of the Supply Agreement to reflect any applicable revisions to the Product Price Illustrative Calculation Methodology and Sample Product Price Calculation thereon, and Purchaser shall during the initial quarter of the term of the Supply Agreement invoice Products based on such Price Schedule starting on the Closing Date, and thereafter Purchaser shall update the Price Schedule in accordance with the Supply Agreement, provided, the Final Pro Forma Price Calculation, and any applicable revisions to Schedules B-3 and B-4, shall be purely illustrative in nature with respect to updating of Price Schedule after the Closing Date and is not intended to contradict or override the calculation of Product Price as outlined in Schedules B, B-1 and B-2 of the Supply Agreement, provided, further, and for clarity, nothing herein shall permit Supplier (as defined in the Supply Agreement) the right to revise the Fixed Cost codes listed on Schedule B-2 of the Supply Agreement inconsistent with the Supply Agreement.”
2.Limited Amendment. This Amendment shall not constitute a waiver of, or amendment or modification to, any provision of the Purchase Agreement not expressly referred to in this Amendment. Except as specifically amended and modified hereby, the Purchase Agreement shall remain unchanged and in full force and effect. References in the Purchase Agreement to “this Agreement”, “hereby” and words of similar import (other than references to the date of the Purchase Agreement) shall refer to the Purchase Agreement as amended and modified by this Amendment.
3.Miscellaneous. The provisions of Sections 11.01 (Notices), 11.02 (Amendment), 11.03 (Waiver), 11.04 (Severability), 11.05 (Counterparts), 11.07 (Governing Law), 11.08 (Assignment), and 11.09 (Enforcement; Jurisdiction; Consent to Service of Process; Waiver of Jury Trial) of the Purchase Agreement shall apply mutatis mutandis to this Amendment as if set forth in their entirety herein.
[SIGNATURE PAGES FOLLOW]

    IN WITNESS WHEREOF, each of the Parties has caused this Amendment to be duly executed on its behalf as of the day and year first above written.
BUYER:
G-3 CHICKADEE PURCHASER, LLC

By:    /s/ Matthew Wallace
Name: Matthew Wallace
Title: President

SELLER:

    THE GOODYEAR TIRE & RUBBER COMPANY

By:    /s/ Daniel T. Young
Name: Daniel T. Young
Title: Secretary and Associate General Counsel

[Signature Page to Amendment 1 to Asset Purchase Agreement]